UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 7 December 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
Share code: HAR
ISIN: ZAE000015228
DEALINGS IN SECURITIES BY A DIRECTOR
Dealing in securities by directors of Harmony Gold Mining
Company Limited (“the Company”).
The Performance Shares vested after 3 years in accordance
with the provisions of the Harmony 2006 Share Plan.
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of the JSE Limited (“Listings
Requirements”), the following information is disclosed:
Name of director: GP Briggs
Nature of transaction:
Off market vesting and on
market sale of Performance
Shares
Date: 5 December 2011
Class of Securities: Ordinary Shares
Selling price per share: R113.01
Number Performance shares
vesting:
Ordinary shares sold:
59 221
59 221
Total Value of sale R6 692 565
Nature and extent of
directors interest:
Direct beneficial
Name of director: HE Mashego
Nature of transaction:
Off market vesting and on
market sale of Performance
Shares
Date: 5 December 2011
Class of Securities: Ordinary Shares
Selling price per share: R113.01
Number Performance shares
vesting:
Ordinary shares sold:
13 802
13 802
Total Value of sale R1 559 764
Nature and extent of
directors interest:
Direct beneficial
Name of director:
A Pretorius (Director of
major subsidiary company)
Nature of transaction: Off market vesting and on

market sale of Performance
Shares
Date: 5 December 2011
Class of Securities: Ordinary Shares
Selling price per share: R113.01
Number Performance shares
vesting:
Ordinary shares sold:
16 964
16 964
Total Value of sale R1 917 101
Nature and extent of
directors interest:
Direct beneficial
Name of director:
CT Smith (Director of
major subsidiary company)
Nature of transaction:
Off market vesting and on
market sale of Performance
Shares
Date: 5 December 2011
Class of Securities: Ordinary Shares
Selling price per share: R113.01
Number Performance shares
vesting:
Ordinary shares sold:
16 964
16 964
Total Value of sale R1 917 101
Prior clearance was obtained in respect of the above
dealings by the director.
For more details contact:
Marian van der Walt
Executive: Corporate and Investor Relations
+27 82 888 1242 (mobile)
Johannesburg, South Africa
7 December 2011
Sponsor:
J P Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 7, 2011
Harmony Gold Mining Company Limited
By:    /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director